UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
7 January 2013

PEARSON ANNOUNCES PLANS TO EXIT ITS UK ADULT TRAINING BUSINESS, PEARSON IN PRACTICE

Current learners will be supported to complete their learning programmes in colleges and in the workplace

In October 2012, Pearson announced that it had initiated a comprehensive review of Pearson in Practice, a UK adult training business, in response to a radically changing trading environment. Following that review, Pearson has decided that it plans to exit this business and is therefore entering into a consultation period with Pearson in Practice staff.

Pearson in Practice was built around Pearson's 2010 acquisition of Melorio plc. It provides high-quality, industry-specific training and qualifications through apprenticeships, work-based, technical and specialised training programmes. Over the past year, changes to the apprenticeships programme - and in particular the shift from a programme-led to an employer-led model - have reduced demand for the type of programmes offered by Pearson in Practice and limited the funding available to support their delivery. Pearson believes Pearson in Practice no longer has a sustainable business model and that we can better address learner needs in other ways.

Pearson remains fully committed to supporting all Pearson in Practice learners and apprentices to complete their courses on their current timetables, whether with Pearson in Practice or, if it is more appropriate, through transferring them to another training provider.

Pearson is therefore working with the Skills Funding Agency to ensure that learners continue to be supported through other skills and workplace training providers, and Pearson's other work based learning programmes. Pearson will have discussions with Further Education colleges and other providers about the transfer of learners and apprentices, to ensure that they can complete their programmes with a minimum of disruption. Learners and apprentices will be kept fully informed as these discussions progress.

Pearson's talks with FE Colleges and other providers will include the discussion of the transfer of some Pearson in Practice assets. Following the conclusion of these discussions and an orderly wind-down period, Pearson intends to discontinue any activities retained by Pearson in Practice. If Pearson is unsuccessful in transferring Pearson in Practice assets to other training providers, Pearson is proposing to close the business.

Pearson will continue to provide training and support for young adults who wish to develop skills and enter the UK workforce through our qualifications and curriculum businesses, particularly Pearson Work Based Learning. Pearson WBL develops skills in the workplace through the design and assessment of apprenticeships, working in partnership with employers and professional bodies and providing them with the support they need to provide apprentices with a full and rich learning experience.  In 2012, Pearson WBL helped deliver 170,000 apprenticeships in the UK and internationally through brands such as BTEC and LCCI.

The cost of closure and impairment is expected to be approximately £120 million and will be reflected as a loss on disposal in Pearson's 2012 statutory accounts.

John Fallon, Pearson's chief executive, said: "Pearson in Practice has provided quality training programmes to thousands of young people who have a real need for skills that help them secure a job. We very much regret the decision to plan for closure, but we believe we have explored and exhausted all alternatives. Our focus in the coming months will be on working with our partners in the further education sector and industry to ensure minimum disruption to learners who are currently enrolled in one of our programmes. We continue to believe that preparation for the workplace is a hugely important part of education provision in the UK, and we are committed to providing those services from other parts of Pearson."

ENDS
For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith + 44 (0) 20 7010 2310

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 January 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary